FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ______        Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Appoints Raymond Threlkeld, Prior Chairperson of Newmarket Gold and Director of Kirkland Lake Gold, as Independent Director

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 11, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce that Raymond Threlkeld has joined as an independent member of the Company's board of directors.

Highlights:

  Mr. Threlkeld is a geologist with over 40 years of extensive technical expertise managing teams through exploration, reserve estimates, feasibility studies, and construction, leading several operations through to production including Cowal Gold Mine – Australia, Veledaro – Argentina, Lagunas Norte & Pierina – Peru, and Bulyanhulu – Tanzania. The Pierina Mine produced over 8 million ounces of gold in a 20-year period and launched Barrick Gold to the top of the South American mining industry.
  In senior executive positions with Barrick Gold, Western Goldfields, Newmarket Gold, Inc., and Rainy River Resources, among others, Mr. Threlkeld has been involved in the acquisition of more than $1-billion in assets, managed an estimated $1.4-billion in construction spending, and created billions in shareholder value.
  As Chairman of Newmarket Gold, Inc., the team sold the company for more than $1-billion in 2016. The sale of Newmarket Gold created over $4-billion in value for Newmarket shareholders from an initial acquisition cost of $25-million.
  Mr. Threlkeld was inducted into the U.S. National Mining Hall of Fame in 2020.

Collin Kettell, CEO of New Found stated, “I am thrilled to welcome Raymond Threlkeld as an independent director of the Company. Raymond is a seasoned mining professional with over 40 years of technical and executive experience in mineral exploration, project development, and mine construction and operation. Raymond also brings extensive board experience including serving as a director of Calibre Mining and Kirkland Lake Gold. I am excited for the contributions and insights Raymond will bring to our Company.”

Raymond Threlkeld, Director of New Found stated, “New Found Gold presents an extremely exciting exploration and development opportunity. The Queensway Project is as close to a Fosterville analog as I have seen and has excellent exploration potential as it is open in all directions along a strike length of 100km and only explored to very shallow depths. The multiple high-grade free-gold zones at Queensway certainly have the potential to extend far beyond the current exploration efforts. Exploration will continue at Queensway to identify shallow high-grade gold and determine a base for long term mine development. I look forward to working with Collin, the Board and the entire New Found team in advancing this exciting new high-grade gold discovery.”

At-The-Market Quarterly Update

In addition, the Company is pleased to announce a quarterly update with respect to the Company’s at-the-market equity offering program (the “ATM”) implemented on August 26, 2022 pursuant to an equity distribution agreement (the “Equity Distribution Agreement”) with BMO Nesbitt Burns Inc., Paradigm Capital Inc. (together, the “Canadian Agents”) and BMO Capital Markets Corp. (the “U.S. Agent” and, together with the Canadian Agents, the “Agents”).

From the commencement of the ATM to September 30, 2022, the Company issued an aggregate of 87,400 common shares in the capital of the Company (the “ATM Shares”), through the facilities of the TSX Venture Exchange (the “TSXV”), at an average price per ATM Share of C$5.0389 for aggregate gross proceeds of C$440,400.14. Pursuant to the Equity Distribution Agreement, a cash commission of C$10,349.40 was paid to the Agents in connection with the issuance of the ATM Shares, resulting in aggregate net proceeds of C$430,050.74.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and numerous logging roads, high voltage electric power lines run through the project area, and the Company benefits from a highly skilled local workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 69% complete. The Company is well funded for this program with cash and marketable securities of approximately $62 million as of October 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian and U.S. securities legislation (including the Private Securities Litigation Reform Act of 1995), including statements relating to the exploration and development potential of the Queensway Project; the zones of high-grade gold mineralization at the Queensway Project; the merits of the Queensway Project; plans for future exploration; the ATM; the use by the Company of the ATM; and the benefits of the ATM. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "suggests," "potential," "goal," "objective," "prospective," "possibly," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV or the NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to satisfy certain conditions under the Equity Distribution Agreement; the Company’s ability to obtain all necessary approvals in connection to the ATM; possible accidents and other risks associated with mineral exploration operations; the risk that the Company will encounter unanticipated geological factors; the risks associated with the interpretation of assay results and the drilling program; the volatility of capital markets; uncertainty regarding the availability of additional capital; and fluctuations in commodity prices. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or through the SEC’s Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email : ckettell@newfoundgold.ca
Phone : + 1 (845) 535 1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: October 11, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer